

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 30, 2016

<u>Via E-mail</u>
Tushar Morzaria
Group Finance Director
Barclays PLC
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom

> **Re:** **Barclays PLC**
> **Barclays Bank PLC**
> **Forms 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 1, 2016**
> **Form 6-K Filed August 1, 2016**
> **File Nos. 001-09246 and 001-10257**

Dear Mr. Morzaria:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2015</u>

<u>General</u>

1.   You stated in your letter to us dated October 31, 2013 that you had continuing business activities related to Sudan and Syria, countries which are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with those countries beyond a reference on page 330 to legacy guarantees concerning Syria. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any services or funds

you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Financial Statements, page 208

Note 19 – Offsetting Financial Assets and Financial Liabilities, page 251

3.   We note your disclosure in footnote (e) to the table that the decrease in the amounts offset is due to the conversion of Barclays daily collateralized interest rate swaps with LCH Clearnet Ltd, for which the collateral was offset against the derivative exposure, into daily settled interest rate swaps in December 2015. Please address the following:

- Tell us in more detail the specific terms that changed as a result of the conversion that resulted in the interest rate swaps now being considered legally settled on a daily basis. As part of your response, please tell us whether the timing or amount of cash flows related to the interest rate swaps has changed.

- Tell us whether any of the interest rate swaps that were affected by the conversion were included in hedge accounting relationships at the time of conversion. If so, please tell us your consideration of the guidance in paragraphs 91 and 101 of IAS 39.

Note 27 - Provisions, page 259

4.   We note your disclosure that as of December 31, 2015 you have recognized cumulative provisions of £7.4 billion for the cost of Payment Protection Insurance (PPI) redress and associated processing costs with utilization of £5.3 billion, leaving a residual provision of £2.1 billion at December 31, 2015. We note that you have recorded substantial

provisions for PPI redress for each of the past five years, including £1.0 billion in 2011, £1.3 billion in 2012, £1.35 billion in 2013, £1.3 billion in 2014, £2.2 billion in 2015 (which represented 30% of the cumulative provisions recorded), and an additional £0.4 billion during the first six months of 2016. Additionally, we note that these additional provisions are recognized throughout each of the years. For example, in the case of the 2014 provision, £900 million was recognized during the first half of the year, £170 million in the third quarter and £200 million during the fourth quarter. In the case of the 2015 provisions, £150 million was recognized during the first quarter, £600 million during the second quarter and £1.45 billion during the fourth quarter.   Given that you have not sold these types of policies for more than five years, please help us understand why such significant and steady additional provisions are recorded each year. In doing so, please address the following:

- Provide the total amount of policies sold that are covered under the PPI redress program. To the extent that the claim redress is based on total premiums paid by the customer, the total amount sold should be based on total premiums paid for these policies.

- Provide the total amount of policies that have been resolved as of each balance sheet date relative to the total amount of policies sold and covered under the PPI redress program.

- We note from your response letter dated March 3, 2013 where we requested you provide a roll forward of the level of outstanding complaints received, starting with the amount outstanding at the beginning of the year, complaints resolved, new complaints received, and the number of complaints outstanding at the end of the period that you did not provide that information as it is not the basis on which the provision is calculated. However, in light of the substantial provisions recognized each period under your methodology, please tell us whether you believe including this disclosure would provide investors with additional context as to how timely you are processing claims, volumes of claims, and levels of outstanding claims.

- We note the discussion of the role of the Board Audit Committee with respect to the PPI provisioning on page 11. Please tell us if the Committee has requested an analysis of whether alternative methodologies could be utilized to determine the PPI provision levels in light of the substantial change in estimates recorded for the past five years for policies which you have not sold in more than five years.

- We note your disclosure on page 11 that the Committee evaluates management's judgments to ensure the provisions are within an acceptable range.   Please describe the range analysis performed as part of this action. As part of your response, please address the substantial quarterly changes in the provision levels, which entirely relate to policies sold more than five years ago, and thus represent repeated substantial revisions to the range estimates each period.

Note 35 – Pensions and Post-Retirement Benefits, page 281

5.   We note your disclosure on page 282 that past service costs include a £429 million gain on the valuation of a component of the defined retirement liability. On page 62 of your Half Year report, you describe the gain as an alignment to statutory provisions. Please tell us in more detail what this valuation gain represents, how it was calculated, and how you determined it was appropriately recorded during 2015, as opposed to an earlier period.

Management of Credit Risk, page 354

Emergence and Outcome Periods, page 362

6.   We note your tabular disclosure of your minimum emergence periods at a product level per your updated retail impairment policy. Please respond to the following:

- Tell us whether the minimum emergence periods are typically the periods used for each product, or whether the emergence periods are typically higher than the ones disclosed.

- Your disclosure states where shortfalls are identified at a business or portfolio level, the prescribed minimum emergence periods are increased to reflect your most up-to-date experience of customer behavior. Please explain what you mean by "shortfalls" being identified, and how this differs from your at least annual review to validate the minimum emergence period.

- Your disclosure states that policy enhancement now requires businesses to capture lifetime defaults allowing consideration to cure rates and future events, subject to a minimum floor of 80%. Please explain what you mean by "minimum floor", describe exactly which component is subject to the minimum floor, and why you believe it is appropriate to establish minimum floors.

- On page 364, you state that outcome periods are also derived at a business/portfolio level, subject to the minimum period in the table above. Please tell us in more detail how the outcome periods are derived, explain whether the minimum period for the outcome period is in addition to the minimum period for the emergence period, and explain how this outcome period is ultimately used in your allowance methodology.

Form 6-K Filed August 1, 2016

Exhibit 99.1

Group Performance Review, page 6

Non-Core Performance, page 7

7.   We note your disclosure on page 7 that during the second quarter of 2016, the terms of the Education, Social Housing, and Local Authority (ESHLA) portfolio loans with lender option borrower option (LOBO) features were restructured, and as a result, a £182 million charge was recognized.   Your disclosure also states that the restructuring resulted in the de-recognition of the £8 billion of existing Level 3 fair value loan assets with the new restructured assets now measured on an amortized cost basis. Please respond to the following:

- Clarify whether you have any remaining ESHLA loans that are not included in the amortized cost category. If so, please explain the factors driving the different accounting treatment.

- Provide an analysis showing the rollforward of the ESHLA loans from December 31, 2015 to June 30, 2016. For example, it appears you had £16 billion of ESHLA loan balances as of December 31, 2015, but you only derecognized £8 billion of Level 3 fair value loans as of June 30, 2016.

- Provide us with your analysis supporting how the ESHLA loans met the de-recognition criteria in IAS 39. Additionally, provide your accounting analysis supporting how the restructured ESHLA loans qualified as new loans which could then be classified at amortized cost.

Barclays UK, page 8

8.   We note your disclosure that credit impairment charges increased 10% to £366 million due to the refinement of impairment modeling in Barclaycard Consumer UK. Please describe to us in more detail the modeling changes made and the drivers for the change. In this regard, we also note your disclosure on page 137 of your Form 20-F that you made policy and model changes in Barclaycard during 2015, including to increase coverage on forbearance programs and accounts in recoveries.   As part of your response, please tell us whether the total management adjustments to the impairment stock for UK Cards decreased from the £147 million (representing 17% of the total impairment stock) recognized at December 31, 2015, given the modeling changes.

Note 11 – Fair Value of Assets and Liabilities, page 70

Comparison of Carrying Amounts and Fair Values for Assets and Liabilities Not Held at Fair Value, page 78

9. We note your presentation of assets and liabilities included in disposal groups classified as held for sale, and the related footnote stating that the amounts only reflect assets and liabilities where the carrying value is lower than the fair value. As a result, the carrying amount and fair value disclosed are the same amount as of June 30, 2016, and represent only a subset of the total assets and liabilities that are included in disposal groups classified as held for sale. Given the stated purpose of this disclosure, tell us why you only included the assets and liabilities in disposal groups where the carrying value is lower than the fair value.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Assistant Chief Accountant
Office of Financial Services